Mail Stop 4561

March 27, 2009

VIA USMAIL and FAX (702) 921 - 5158

Ms. Stacy M. Riffe
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

> **Re:** **Desert Capital REIT, Inc.**
> **Form 10-K and 10-K/A for the year ended 12/31/2007**
> **Filed on 3/31/2008 and 4/14/2008**
> **File No. 000-51344**

Dear Ms. Stacy M. Riffe:

We have reviewed your response letter submitted on March 19, 2009 and have the following comments.

In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A 1 filed April 14, 2008

Note 6 – Acquisitions and Divestitures, page 13

1. We have read and considered your response to comment one. Please refer to your analysis of SAB Topic 5:U provided in your first response letter dated January 13, 2009. Please expand on your analysis of the referenced guidance to address the following comments:

   - We noted your assertion that CM has historically been profitable. Clarify whether CM has historically produced cash flows from operations that will be sufficient to fund future debt service, irrespective of Sandstone's ability to

> satisfy those requirements through deferral (contractually or otherwise) of any required cash payments or the issuance of additional securities to satisfy such requirements.
> - We noted the original capitalization of Sandstone consisted of $7.5 million of cash and securities. Tell us the amount of cash, and the amount and nature of the referenced securities, comprising the original capitalization. Also, tell us the leverage level of Sandstone immediately after its acquisition of CM.

2. Please explain how you considered the provisions of FIN 46R in determining whether you are required to consolidate Sandstone by way of your variable interests held in that entity. Please provide your analysis that supports your conclusion.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge Bonilla at (202) 551 – 3414 or me at (202) 551 - 3413 if you have questions regarding these comments.

Sincerely,

Cicely LaMothe
Branch Chief